Exhibit 21.1

Subsidiaries of Azul S.A.

Entities	Country of incorporation

Azul Linhas Aéreas Brasileiras S.A. (ALAB)	Brazil
Azul Finance LLC(a)	United States
Azul Finance 2 LLC(a)	United States
Azul Services LLC(a)	United States
Blue Sabiá LLC(a)	United States
ATS Viagens e Turismo Ltda.(a)	Brazil
Azul SOL LLC(a)	United States
Tudo Azul S.A.	Brazil
Fundo Garoupa(b)	Brazil
Fundo Safira(a)	Brazil
Fundo Azzurra(a)	Brazil
Canela Investments LLC(Canela)	United States
Canela 336 LLC(c)	United States
Canela 407 LLC(c)	United States
Canela 429 LLC(c)	United States
Canela Turbo One LLC(c)	United States
Canela Turbo Two LLC(c)(d)	United States
Canela Turbo Three LLC(c)	United States
Daraland S.A.(a)	Uruguay
Encenta S.A. (Azul Uruguai)(e)	Uruguay

(a)	Azul’s investments are held indirectly through ALAB.
(b)	Azul’s investment is held 1% directly and 99% through ALAB.
(c)	Azul’s investments are held indirectly through Canela.
(d)	Company extinguished in May 9, 2017.
(e)	Investments are held indirectly through Daraland.